Enphase Energy, Inc.

47281 Bayside Parkway

Fremont, CA 94538

April 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    Enphase Energy, Inc.

Registration Statement on Form S-3

File No. 333-228774

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enphase Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on April 5, 2019, or as soon thereafter as practicable.

If you should have any questions, please contact Michael Penney of Arnold & Porter, counsel to the Company, at (212) 836-7426 or via email at michael.penney@arnoldporter.com.

Very truly yours,

ENPHASE ENERGY, INC.

By:	/s/ Eric Branderiz
	Name:	Eric Branderiz
	Title:	Vice President and Chief Financial Officer